

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 28, 2005

Deborah K. Fulton, Esq.
Senior Vice President, Secretary and General Counsel
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

Re: **Midway Games, Inc.**
Registration Statements on Form S-3
Filed on December 5, 2005
File Nos. 333-130130, 333-130131, 333-130132 and 333-130133

Dear Ms. Fulton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we will conduct a full review of the Form S-3, File No. 333-130134. To the extent that we issue comments in connection with our full review of that filing and the comments remain outstanding at the time you seek effectiveness of any of the above-cited filings, those comments would need to be resolved prior to the effective date.

Cover Page

2. For both registration statement file numbers 333-130131, 333-130133, the number of shares indicated on the prospectus cover page does not correspond with the amount to be registered in the fee table nor with the number of shares covered in the legality opinion. Please reconcile.

Legality Opinion

3. We note that for each of the four above-cited registration statements you indicate that you are registering the stock purchase rights attached to all shares of your common stock. However, you have not provided an opinion as to whether the rights are the binding obligations of the company. Refer to telephone interpretation H.27 of our July 1997 Manual of Publicly Available Telephone Interpretations, which is publicly available on our website. Please revise the legality opinion accordingly.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging for each registration statement that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, to the undersigned at (202) 551-3462. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 646-366-3724
        Pamela E. Flaherty, Esq.
        Blank Rome LLP